Exhibit 99.5

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

FRIDAY APRIL 13, 2018

As of March 16, 2018—the record date for the Annual General Meeting (“AGM”) – CNH Industrial N.V.’s (the ”Company”) issued share capital amounted to 1,364,400,196 common shares and 396,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 5,169,311 common shares and 7,570,468 special voting shares held in treasury by the Company. Each share carries one vote. Shares held in treasury by the Company cast no vote. In total, 1,748,134,693 votes could be validly cast.

At the AGM 82.54% of all outstanding shares in the capital of the Company were present or represented. The total number of voting rights at the AGM amounted to 1,442,951,732. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the AGM is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	VOTES ABSTAIN
Resolution 2.d.	1,438,449,071	99.70049	4,321,279	0.29951	1,442,770,350	169,552
Resolution 2.e.	1,442,782,213	99.99168	120,046	0.00832	1,442,902,259	49,473
Resolution 2.f.	1,436,414,536	99.59128	5,895,046	0.40872	1,442,309,582	642,150
Resolution 3.a.	1,211,975,394	84.03053	230,328,198	15.96947	1,442,303,592	648,140
Resolution 3.b.	1,367,435,680	99.23042	10,605,140	0.76958	1,378,040,820	64,910,912
Resolution 3.c.	1,442,593,453	99.98101	273,934	0.01899	1,442,867,387	84,345
Resolution 3.d.	1,425,046,636	98.79586	17,368,702	1.20414	1,442,415,338	536,394
Resolution 3.e.	1,432,476,640	99.30015	10,095,882	0.69985	1,442,572,522	367,380
Resolution 3.f.	1,435,496,103	99.48887	7,375,010	0.51113	1,442,871,113	80,619
Resolution 3.g.	1,432,662,333	99.31329	9,906,230	0.68671	1,442,568,563	383,169
Resolution 3.h.	1,441,885,543	99.93172	985,162	0.06828	1,442,870,705	81,027
Resolution 3.i.	1,441,800,346	99.92564	1,072,930	0.07436	1,442,873,276	78,456
Resolution 3.j.	1,441,028,633	99.87284	1,834,787	0.12716	1,442,863,420	76,482
Resolution 3.k.	1,432,673,031	99.31285	9,912,749	0.68715	1,442,585,780	365,952
Resolution 4.	1,442,410,059	99.96602	490,240	0.03398	1,442,900,299	51,433
Resolution 5.a.	872,052,126	60.44497	570,668,745	39.55504	1,442,720,871	230,861
Resolution 5.b.	840,292,328	58.24426	602,411,788	41.75574	1,442,704,116	247,616
Resolution 5.c.	796,230,752	55.20096	646,191,120	44.79904	1,442,421,872	529,860
Resolution 6.	1,440,094,009	99.86249	1,983,011	0.13751	1,442,077,020	874,712

April 27, 2018

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